UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST DELIVERED 11,479 ELECTRIC VEHICLES IN VIETNAM IN JULY 2025

Hanoi, August 13, 2025 – VinFast Auto Ltd. (the “Company” or “VinFast”) announced its preliminary domestic Vietnam deliveries of 11,479 electric vehicles (“EVs”)1 in July 2025. In total, the Company has delivered 79,048 EVs1 to customers in Vietnam during the first seven months of 2025.

VinFast’s deliveries in July 2025 remained relatively steady month-over-month, enabling the Company to maintain its position as the leading car manufacturer in terms of vehicles deliveries in Vietnam2. Notably, 3,140 VF 3 vehicles1 were delivered in July 2025, making it VinFast’s best-selling model for the month. The VF 5 followed closely with 2,552 vehicles1 delivered. The Herio Green ranked third with 2,128 vehicles1 delivered, followed by the VF 6 with 1,902 vehicles1 delivered, the VF 7 with 795 vehicles1 delivered and the VF 8 with 319 vehicles1 delivered.

From the beginning of the year through July 2025, the VF 3 and VF 5 were the two best-selling models in Vietnam with cumulative deliveries of 26,223 and 24,364 vehicles1, respectively. The Company also delivered 10,454 VF 6 vehicles1, 4,381 VF 7 vehicles1, and 1,945 VF 8 vehicles1 during the period.

The Company began deliveries of the Limo Green model in August 2025.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251) and registration statement on Form F-3 (File No. 333-275133) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers’ Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: August 13, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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